Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

World Energy Solutions, Inc.,

at

$5.50 NET PER SHARE

by

Wolf Merger Sub Corporation

a wholly owned subsidiary of

EnerNOC, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M. (BOSTON, MASSACHUSETTS TIME) ON JANUARY 2, 2015, UNLESS THE OFFER IS EXTENDED.

This Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger dated as of November 4, 2014 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”) by and among World Energy Solutions, Inc., a Delaware corporation (the “Target”), EnerNOC, Inc., a Delaware corporation (“Parent”), and Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”). Merger Sub is offering to purchase all outstanding Shares (as defined below) at a price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Target (the “Merger”), with the Target continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares (i) held by the Target as treasury stock, (ii) held by Parent, Merger Sub or any other wholly owned subsidiary of Parent or (iii) held by a Target stockholder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”), and in the case of (i) and (ii), such Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, net in cash, without interest (less any required withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF TARGET UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of the Target (the “Target Board”) has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Target and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; and (e) recommended that the Target’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Target has received a third-party opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Shares (the “Fairness Opinion”).

The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned, however, upon, among other matters, (i) there being validly tendered and not validly withdrawn that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time (as defined below)) that, when added to the Shares then owned by Merger Sub, would represent a majority of the outstanding Shares as of the Expiration Time (ii) the absence of a material adverse effect on the Target and (iii) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 5 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

November 19, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Computershare Trust Company, N.A., the Depositary (as defined below) for the Offer, or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition (as defined below). Please call Alliance Advisors LLC (the “Information Agent”), at 855-976-3328 (toll free). See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Merger Sub before the expiration of the Offer.

•	If you hold Restricted Shares that are held in a nominee account at the Depositary, you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein. Letter of Transmittal must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 11:59 p.m. (Boston, Massachusetts time) on January 2, 2015, unless the Offer is extended), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

i

SUMMARY TERM SHEET

Merger Sub, a wholly owned subsidiary of Parent, is offering to purchase all outstanding shares of common stock, par value $0.0001 per share, of the Target for $5.50 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Merger Sub.

Securities Sought	All of the outstanding common stock, par value $0.0001 per share, of the Target.

Price Offered Per Share	$5.50 per Share, net in cash, without interest (less any required withholding taxes).

Scheduled Expiration of Offer	11:59 p.m. (Boston, Massachusetts time) on January 2, 2015, unless the Offer is extended. See Section 1 — “Terms of the Offer.”

Merger Sub	Wolf Merger Sub Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Target. We are a wholly owned subsidiary of Parent. See Section 9 — “Certain Information Concerning Merger Sub and Parent.”

Target Board’s Recommendation	The Target Board has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Target and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; and (e) recommended that the Target’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Target has received a Fairness Opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Shares.

Who is offering to buy my securities?

Our name is Wolf Merger Sub Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Target. We are a wholly owned subsidiary of Parent. See Section 9 — “Certain Information Concerning Merger Sub and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.0001 per share, of the Target on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of the Target’s outstanding common stock, par value $0.0001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, the Target, while allowing the Target’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares in the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and the Target will consummate the Merger as soon as practicable thereafter in accordance with the DGCL. At the effective time of the Merger, the Target will become a wholly owned subsidiary Parent. See the “Introduction.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $5.50 per Share, net in cash, without interest (less any required withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry has been issued to or entered for you and registered in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $80 million to acquire the Target pursuant to the Offer and the Merger, including assumption of Target’s debt, and to pay the related fees and expenses. It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses will be obtained from general corporate funds of Parent. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. See Section 10 — “Source and Amount of Funds.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender in the Offer?

No. Because the Offer Price is payable in cash, is not conditioned upon any financing arrangements and will be obtained from general corporate funds of Parent, we do not think our financial condition is material to your decision whether to tender your Shares in the Offer. See Section 9 — “Certain Information Concerning Merger Sub and Parent.”

Is there an agreement governing the Offer?

Yes. The Target, Parent and Merger Sub have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Merger Sub with and into the Target. See Section 13 — “The Transaction Documents.”

What does the Target Board think of the Offer?

The Target Board has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Target and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; and (e) recommended that the Target’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Target has agreed to file a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) indicating the approval of the transaction by the Target Board and recommending that the Target’s stockholders tender their Shares in the Offer. See Section 11 — “Background of the Offer.”

How long do I have to decide whether to tender in the Offer?

The Offer is currently is scheduled to expire at the “Expiration Time” which is 11:59 p.m. (Boston, Massachusetts time), on January 2, 2015, unless the Offer is extended, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters, (i) there being validly tendered and not validly withdrawn that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that, when added to the Shares then owned by Merger Sub, would represent a majority of the Shares outstanding as of the Expiration Time, (ii) the absence of a material adverse effect on the Target and (iii) certain other customary conditions.

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes. Pursuant to the terms of the Merger Agreement, if on the date of the then-effective Expiration Time, any of the Offer Conditions (as defined in Section 15 — “Conditions of the Offer”) have not been satisfied or waived, Merger Sub has agreed to extend the Offer for successive periods of not more than ten Business Days, except that if immediately prior to any scheduled Expiration Time, all Offer Conditions (except the Minimum Condition) have been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to three periods of not more than ten Business Days each to permit the satisfaction of the Minimum Condition, and (ii) the Offer shall be extended for any period required by any applicable rules and regulations of the SEC or any national securities exchange on which Target’s securities trade, or as necessary to resolve any comments of the SEC. Notwithstanding the foregoing, Merger Sub is not required to, and without Target’s prior written consent shall not, extend the Offer beyond the date that is fifty-two Business Days following the commencement of the Offer (the “Outside Date”). “Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Boston, Massachusetts are authorized or required by law or other governmental action to close. See Section 13 — “The Transaction Documents — The Merger Agreement — Extensions of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (Boston, Massachusetts time) on the next Business Day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. The directors and executive officers of the Target have entered into tender and support agreements with us and Parent pursuant to which, among other matters, those stockholders have agreed to tender their Shares in the Offer. Excluding options to purchase Shares that are exercisable within sixty days of November 4, 2014, the directors and executive officers of the Target beneficially owned, in the aggregate, 515,414 Shares (which for the purposes hereunder excludes any Shares issuable upon exercise of stock options) (or 4.14% of all outstanding Shares) as of November 4, 2014. See Section 13 — “The Transaction Documents — Tender and Support Agreement Summary.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at 855-976-3328 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Merger Sub before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

•	If you hold Restricted Shares that are held in a nominee account at the Depositary, you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein. Letter of Transmittal must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you or your nominee must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Can holders of stock options and warrants participate in the Offer?

The Offer is only for Shares and not for any options or warrants to acquire Shares. If you hold unexercised stock options or warrants and you wish to participate in the Offer, you must exercise your stock options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable stock option plan or warrant agreement, and tender the Shares received upon such exercise in accordance with the terms of the Offer.

The Merger Agreement provides that the portion of each option to purchase Shares (a “Target Stock Option”) that is vested and outstanding immediately prior to the Effective Time and for which the per share exercise price of such Target Stock Option is equal to or less than the Merger Consideration (as defined below) (each such portion, a “Cashed Out Target Stock Option”), will be, by virtue of the Merger Agreement, cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Cashed Out Target Stock Option (only to the extent vested), multiplied by (ii) the excess of the Merger Consideration over the per share exercise price under such Cashed Out Target Stock Option, less any taxes required to be withheld.

Effective as of the Effective Time, the Parent shall assume any plans pursuant to which the Target has granted equity awards or other rights to acquire stock to its employees or service providers (the “Assumed Target Stock Plans”) and each Target Stock Option (or portion thereof) outstanding immediately prior to the Effective Time that is not a Cashed Out Target Stock Option shall be assumed by the Parent, and shall thereafter be vested for such number of shares of common stock, $0.001 par value per share, of Parent (the “Parent Common Stock”) as equals the number of Shares subject to such Assumed Target Stock Option multiplied by the quotient obtained by dividing (i) the Merger Consideration, by (ii) the volume weighted average trading price of one share of Parent Common Stock, as reported by The NASDAQ Global Select Market during the 20-day period ending on the second to last NASDAQ trading date immediately prior to the Effective Time ( the “Equity Award Exchange Ratio”), rounded down to the nearest whole share. The exercise price of each such Assumed Target Stock Option shall be equal to the exercise price per share set forth in the option agreement for such Assumed Target Stock Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. See Section 13 — “The Transaction Documents — The Merger Agreement — Stock Options,” Section 13 — “The Transaction Documents — The Merger Agreement — Warrants,” and Section 13 — “The Transaction Documents — The Merger Agreement — Restricted Stock.”

Can holders of restricted stock participate in the Offer?

Yes, Shares that are subject to a repurchase option, risk of forfeiture, vesting schedule or other condition under any applicable restricted stock agreement or other contract with target under which Target has any rights (“Restricted Shares”) are included in the Offer and can be tendered by the same procedures generally applicable to the Shares. Pursuant to the Target’s 2006 Equity Incentive Plan, any payment that becomes payable to the holders of unvested Restricted Shares in accordance with the terms of the Offer will remain, as applicable, unvested and/or subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement or other contract with Target for such Restricted Shares and such payment will be paid directly by the Merger Sub to the applicable holder if such holder remains in service to the Parent, the Target or any of their respective affiliates through the applicable vesting date or date when the applicable conditions terminate. See Section 13 — “The Transaction Documents — The Merger Agreement — Restricted Stock.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn promptly following the later of the expiration of the Offer and the satisfaction or waiver of the Offer Conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” except that pursuant to the Target’s 2006 Equity Incentive Plan, the Restricted Shares shall be paid upon the applicable vesting date or date when the applicable conditions terminate if the holder remains in service to Parent, the Target or any of their respective affiliates through such date. However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares, other than Restricted Shares, by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. The Restricted Shares will be paid for by us directly. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.” Certificates for Restricted Shares held in a nominee account by the Depositary shall be deemed to have been received by the Depositary upon delivery of the properly completed and duly executed Letter of Transmittal.

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

If we purchase at least a majority of the outstanding Shares in the Offer and the other Offer Conditions and other conditions to the Merger contained in the Merger Agreement are satisfied or waived, we will seek to effect the Merger of Merger Sub into the Target as promptly as practicable in accordance with the terms of the Merger Agreement without any further action by the stockholders of the Target. If the Merger takes place, Parent will own all of the Shares of the Target and all stockholders who did not tender their Shares in the Offer (other than stockholders properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the Offer Price. See Section 12 — “Purpose of the Offer and Plans for the Target.”

Upon the successful consummation of the Offer, will Target continue as a public company?

No. Following the purchase of the Shares in the Offer, we, Parent and Target expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Target to be delisted from the NASDAQ Capital Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 7 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Target will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in connection with the Offer. However, appraisal rights will be available in the Merger to holders of Shares that are not tendered or voted in favor of the Merger and who comply with the applicable requirements of Delaware law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On November 3, 2014, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of Target common stock reported on NASDAQ was $4.13 per Share. Therefore, the Offer Price of $5.50 per Share represents a premium of approximately 33% over the November 3, 2014 closing stock price, and a 33% premium over the volume-weighted average trading price over the six-month period ending November 3, 2014. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of participating in the Offer?

In general, your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call Alliance Advisors LLC, the Information Agent for the Offer, at 855-976-3328 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of the Target:

INTRODUCTION

We are offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Target, for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Target, with the Target continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than (i) Shares held by the Target as treasury stock, (ii) Shares held by Parent, Merger Sub or any other subsidiary of Parent or (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive cash equal to the amount of the Offer Price, without interest thereon, less any required withholding taxes. Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. See Section 13 — “The Transaction Documents.”

The Target Board has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Target and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement (such approval having been made in accordance with the DGCL); (c) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (d) approved the Merger Agreement, the Offer, the Merger and the Tender and Support Agreement (although the Company is not a party to the Tender and Support Agreement) for purposes of and in accordance with Section 203 of the DGCL; and (e) recommended that the Target’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Target has received a Fairness Opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and Merger Sub) is fair, from a financial point of view, to the holders of Shares, and, as of the date of the Merger Agreement, such opinion has not been withdrawn, revoked or modified.

The Target has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include the reasons for the Target Board’s recommendations and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The Offer is conditioned upon, among other matters, there being validly tendered pursuant to the Offer (and not properly withdrawn prior to any then-scheduled Expiration Time, as defined in Section 1 — “Terms of the Offer”) a number of the Shares that, together with Shares then beneficially owned by Parent and its subsidiaries (if any), represents at least a majority of all of the Shares then outstanding after taking into account all of the outstanding Shares at the Expiration Time (and as to the Shares which have not yet been issued to such exercising holders of options and warrants). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in Section 15 — “Conditions of the Offer.”

According to the Target, as of the close of business on November 3, 2014, (i) 12,713,158 Shares were issued (and not held by the Target in its treasury) and outstanding (which includes 251,750 unvested Restricted Shares), (ii) 62,834 Shares were issued and held by the Target in its treasury, (iii) 637,649 Shares were issuable upon the exercise of outstanding options, and (iv) 49,545 Shares were issuable upon exercise of warrants. Accordingly, assuming that no options or warrants are exercised prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 6,356,580 Shares are validly tendered and not validly withdrawn pursuant to the Offer.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into Tender and Support Agreements, each dated as of November 4, 2014 (the “Tender and Support Agreements”) with each executive officer and director of the Target (collectively, the “Supporting Stockholders”). Excluding options to purchase Shares that are exercisable within sixty days of November 4, 2014, the Supporting Stockholders beneficially owned, in the aggregate, 515,414 Shares (which for the purposes hereunder excludes any Shares issuable upon exercise of stock options) (or 4.14% of all outstanding Shares) as of November 4, 2014. Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed to tender all Shares beneficially owned by them pursuant to and in accordance with the terms of the Offer. Section 13 — “The Transaction Documents — Tender and Support Agreements.”

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and the Target will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Target in accordance with Section 251(h) of the DGCL. Following the Merger, our directors will be the directors of the Surviving Corporation.

The Target has never paid a cash dividend on the Shares. If we acquire control of the Target, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Target.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Time.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered, and not withdrawn prior to the Expiration Time, promptly after the Expiration Time, except that pursuant to the Target’s 2006 Equity Incentive Plan, payment for Restricted Shares shall be paid upon the applicable vesting date or date when the applicable conditions terminate if the holder remains in service to Parent, the Target, or any of their respective affiliates through such date. Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to three periods of not more than ten Business Days each to permit the satisfaction of the Minimum Condition. Notwithstanding the foregoing, Purchaser is not required to, and without Target’s prior written consent shall not, extend the Offer beyond the Outside Date. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Merger Sub each expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in the Merger Agreement or previously approved by the Target in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) amend any Offer Condition in a manner that is adverse in any material respect to the holders of Shares, (v) waive or amend the Minimum Condition, (vi) extend the Expiration Time except as required or permitted by the Merger Agreement or (vii) amend any other term of the Offer in a manner that is adverse in any material respect to the holders of Shares.

If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five Business Days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten Business Days may be required to allow adequate dissemination and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Boston, Massachusetts time, on the next Business Day after the previously scheduled Expiration Time.

The Target has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares, other than Restricted Shares, accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. We will pay for Restricted Shares directly upon the applicable vesting date or date when the applicable restrictions terminate, if the holder remains in service to Parent, the Target or any of their respective affiliates, through such date. Other than with respect to Restricted Shares, upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Our obligation to make payments with respect to the Restricted Shares shall be satisfied upon payment thereof or upon the occurrence of a forfeiture event with respect thereto.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)); provided that, with respect to Restricted Shares held in a nominee account by the Depositary, the Depositary shall be deemed to have been received the applicable certificates upon delivery of the properly completed and duly executed Letter of Transmittal, as set forth herein, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility; provided that, with respect to Restricted Shares held in a nominee account by the Depositary, the Depositary shall be deemed to have been received the applicable certificates upon delivery of the properly completed and duly executed Letter of Transmittal, as set forth herein, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition (as defined below).

Book-Entry Delivery

The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or delivered by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup U.S. Federal Income Tax Withholding

To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Target’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Target’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time and, following such expiration, you can withdraw them at any time unless theretofore accepted for payment as provided herein.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason then, without prejudice to our rights under the Offer, the Depositary may on our behalf retain all Shares tendered and such Shares may not be withdrawn, except as otherwise provided in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in Section 3 — “Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to a U.S. Holder’s use of capital losses.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. person for U.S. federal income tax purposes.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition to tax such holder, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States;

•	the Non-U.S. Holder is an individual present in the United States for one hundred eighty-three or more days in the taxable year of the sale and certain other conditions exist; or

•	Target is or has been, at any time during the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the period that the Non-U.S. Holder held the Shares, a U.S. real property holding corporation for U.S. federal income tax purposes and the Non-U.S. Holder held, directly and indirectly, at any time during the shorter of those two periods , more than 5% of Target’s Shares and such holder is not eligible for any treaty exemption, in which case such gain would be (a) treated as effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and (b) possibly subject to withholding tax.

In general, Non-U.S. Holders are subject to tax on effectively connected income at tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a corporate Non-U.S. Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Target has not been, is not and does not anticipate becoming a U.S. real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to a noncorporate U.S. Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Tendering Shares — Backup U.S. Federal Income Tax Withholding” of this Offer to Purchase.

Backup withholding generally applies if a U.S. Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8 that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering U.S. Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-U.S. Holders, an appropriate IRS Form W-8.

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “XWES.”

The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
2012
First Quarter	$5.05	$2.91
Second Quarter	$4.79	$2.76
Third Quarter	$4.49	$2.55
Fourth Quarter	$5.49	$4.10

2013
First Quarter	$5.40	$3.32
Second Quarter	$4.50	$3.45
Third Quarter	$3.96	$3.03
Fourth Quarter	$4.25	$2.99

2014
First Quarter	$5.03	$4.20
Second Quarter	$4.92	$3.85
Third Quarter	$4.92	$3.63
Fourth Quarter (through November 3, 2014)	$4.95	$3.83

According to the Target’s publicly available documents, the Target has never paid a cash dividend on the Shares. If we acquire control of the Target, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in the Target.

On November 3, 2014, the last full trading day before the announcement of the execution of the Merger Agreement, the last reported sales price of the Shares was $4.13 per Share. The Offer Price represents approximately a 33% premium over the November 3, 2014 closing stock price and a 33% premium over the volume-weighted average trading price over the six-month period ending November 3, 2014. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Certain Other Effects

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Merger Sub, Parent and the Target will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Merger Sub. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Listing

If the Shares remain listed on NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Target to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) the Target is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Target subject to registration, would substantially reduce the information required to be furnished by the Target to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Target. Furthermore, “affiliates” of the Target and persons holding “restricted securities” of the Target may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Target to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning the Target

The information concerning the Target contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Merger Sub, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Target to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Merger Sub, the Information Agent or the Depositary.

According to the Target’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Target 10-K”), the Target commenced operations through an entity named Oceanside Energy, Inc., which was incorporated under the laws of the State of Delaware in 1996. The Target incorporated under the laws of the State of Delaware under the name “World Energy Exchange, Inc.” on June 22, 1999, and on October 31, 1999, Oceanside Energy, Inc. became a wholly owned subsidiary of the Target and was subsequently dissolved. The principal executive offices of the Target are located at 100 Front Street, Worcester, Massachusetts, 01608, and its telephone number is (508) 459-8100. According to the Target 10-K, the Target offers a range of energy management solutions to commercial and industrial businesses, institutions, utilities, and governments to reduce their overall energy costs.

Additional Information

The Target is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

9. Certain Information Concerning Merger Sub and Parent

We are a Delaware corporation incorporated on October 31, 2014, with principal executive offices at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. The telephone number of our principal executive offices is (617) 224-9900. To date, we have engaged in no activities other than those incidental to our formation and the Offer. Parent is a Delaware corporation, with principal executive offices at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. The telephone number of Parent’s principal executive offices is (617) 224-9900.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Merger Sub and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase: (a) none of Merger Sub, Parent and, to Merger Sub’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Merger Sub or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Target; (b) none of Parent, Merger Sub and, to Parent’s and Merger Sub’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Target during the past sixty days; (c) none of Parent, Merger Sub and, to Parent’s and Merger Sub’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Target (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Merger Sub, their subsidiaries or, to Parent’s and Merger Sub’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Target or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Merger Sub, their subsidiaries or, to Parent’s and Merger Sub’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Target or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Merger Sub and, to Parent’s and Merger Sub’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Merger Sub and, to Parent’s and Merger Sub’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) the Parent has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

Canaccord Genuity, Inc. (“Canaccord”) was engaged by Target as a financial advisor in connection with the Offer and the Merger. Canaccord has previously provided investment banking services to Parent. Parent has not paid to Canaccord any fees, compensation, or any other type of consideration in the past three years.

10. Source and Amount of Funds

We will need approximately $80 million (including the assumption of Target’s debt) to acquire all outstanding Shares, options and warrants pursuant to the Offer and the Merger and to pay related fees and expenses.

It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be obtained from general corporate funds of Parent. Neither we nor Parent has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer; Contacts with the Target

The information set forth below regarding the Target was provided by the Target, and none of Parent, the Merger Sub, or any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, the Merger Sub or their respective affiliates or representatives did not participate.

The following is a description of contacts between representatives of Parent or the Merger Sub with representatives of the Target that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Target’s activities relating to these contacts, please refer to the Target’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

As part of the continuous evaluation of its business and plans, the senior management and the board of directors of Parent regularly consider a variety of strategic options and transactions. In recent years, Parent has evaluated various alternatives for expanding its energy supply procurement business, including entering into collaboration and licensing arrangements and potential acquisitions of energy supply procurement companies.

On November 21, 2013, the Target’s Chief Executive Officer met with Parent’s Chief Executive Officer for the purpose of getting reacquainted and to discuss the possibility of a strategic combination of the two companies. The Target’s Chief Executive Officer and Parent’s Chief Executive Officer exchanged emails in November and December 2013 to schedule a follow up meeting but were unsuccessful in arranging a date.

On March 10, 2014, Parent’s Chief Executive Officer emailed Target’s Chief Executive Officer to propose the possibility of the two companies entering into acquisition discussions. The following day, Target’s Chief Executive Officer replied to Parent’s Chief Executive Officer and stated that he had been instructed by the Chairman of the Target Board to have further discussions regarding a potential acquisition. Parent’s Chief Executive Officer requested an opportunity to present his thoughts regarding a potential acquisition of Target to the Target Board.

On March 18, 2014, Target’s Chief Executive Officer communicated the Target Board’s desire to have Parent’s Chief Executive Officer give a presentation to the Target Board at its next regularly scheduled meeting to be held on March 25, 2014. Target’s Chief Executive Officer and Parent’s Chief Executive Officer had several telephone calls prior to the Target Board meeting to coordinate the presentation.

On March 24, 2014, Parent’s Chief Executive Officer and Chief Financial Officer met with Pacific Crest Securities LLC (“Pacific Crest”) to discuss an engagement where Pacific Crest would act as the financial advisor to Parent on a potential acquisition of the Target and Parent subsequently engaged Pacific Crest as its financial advisor in connection with the potential acquisition of Target.

On March 25, 2014, Parent’s Chief Executive Officer and Chief Financial Officer met with the Target Board, Mirick, O’Connell, DeMallie & Lougee LLP (“Mirick”), the Target’s outside general counsel, and Canaccord, the Target’s financial advisor, to discuss Parent’s business and strategic vision, and the benefits of a combination of the two companies. This meeting confirmed interest from both parties about pursuing a potential transaction. Other than the possibility of the potential consideration consisting solely of cash, no terms of an offer were discussed. On or about the same date, Canaccord was contacted by Pacific Crest who informed Canaccord that they had been retained by Parent as its financial advisor for a potential transaction. Subsequently Canaccord and Pacific Crest engaged in multiple interactions as the companies explored a transaction.

On April 1, 2014, Parent’s Chief Executive Officer contacted Target’s Chief Executive Officer to express his continued interest in the Target as a result of the March 25, 2014 meeting.

On April 4 and April 6, 2014, Parent’s Vice President of Product Strategy and Technology and other members of Parent’s management met with the Target’s Chief Executive Officer to discuss the potential acquisition, including technology issues.

On April 15, 2014, after further discussions between members of the corporate development groups at Parent and the Target, Parent entered into a Non-Disclosure Agreement (the “Non-Disclosure Agreement”) with the Target in connection with the potential acquisition.

On April 16, 2014, Parent’s Chief Operating Officer/Chief Financial Officer and Vice President of Product Strategy and Technology met with the Target’s Chief Executive Officer at the offices of Canaccord to provide a software demonstration.

On May 5, 2014, Parent submitted a non-binding indication of interest in connection with an acquisition of all the outstanding shares of the Target for a price between $5.50 to $5.70 in cash, subject to due diligence and finalization of the definitive documentation for the acquisition.

On June 6, 2014, the Target’s Chief Executive Officer, representatives of Mirick, Canaccord, and representatives from Cooley LLP (“Cooley”), Parent’s outside counsel, discussed the issues related to the proposed standstill provision.

On June 11, 2014, after continued discussions between the parties, Parent and the Target executed an amendment to the Non-Disclosure Agreement to provide for exclusivity through June 27, 2014 and a standstill provision through March 11, 2015. Following the execution of this amendment, the Target granted Parent and its representatives access to an online data room including additional diligence materials regarding the Target.

On June 19, 2014, the Target’s Chief Executive Officer and Chief Financial Officer met with Parent’s management team at Parent’s offices. Representatives from Canaccord and Pacific Crest also attended the meeting.

On June 20, 2014, representatives of Parent held a financial due diligence call with the Target’s Chief Financial Officer and Canaccord. Representatives from Pacific Crest were also on the phone.

On June 26, 2014, representatives of the Target gave a product demonstration at Parent’s offices, with representatives of Canaccord and Pacific Crest in attendance, and the parties discussed the Target’s view of potential synergies of the transaction.

On June 30, 2014, Parent’s Chief Executive Officer placed a telephone call to Target’s Chief Executive Officer to verbally present an offer of $5.50 per Share. Following the call, Parent delivered to Canaccord a signed, non-binding letter of intent in connection with Parent’s proposed acquisition of the Target with an offer price of $5.50 per Share.

On July 10, 2014, Canaccord communicated to Pacific Crest that the Target did not accept Parent’s bid of $5.50 per Share and would instead continue an internal strategic review.

On July 28, 2014, Parent’s Chief Executive Officer and Target’s Chief Executive Officer discussed Parent’s bid and Parent’s potential engagement of Canaccord with respect to a separate transaction.

On August 19, 2014, the Target’s Chief Executive Officer and financial advisors met with members of Parent’s management team to discuss the possibility of re-engaging and continuing discussions regarding a potential transaction.

On August 20, 2014, Parent and Target amended the Non-Disclosure Agreement, reinstating the standstill period through June 12, 2015 and the exclusivity period through October 5, 2014.

On August 21, 2014, Parent delivered a further revised non-binding letter of intent which provided for a purchase price of $5.50 per Share and clarified the outstanding Share count of Target.

On August 27, 2014, representatives from Parent and the Target held a call to discuss due diligence matters and an expected timeline for the potential transaction. Representatives from Pacific Crest and Canaccord were also on the phone.

On September 3, 2014, Parent held a diligence call with Target’s Chief Executive Officer and other members of the management team to discuss U.S. General Services Administration (GSA) implications and other industry matters. Parent’s Director of Corporate Development and Strategy stated Parent’s desire to move quickly to conclude a transaction, and Target’s Chief Executive Officer suggested a follow-up call to discuss timing. Representatives from Pacific Crest also participated on the call.

On September 4, 2014, Parent held a call with the Target to discuss expected timing for the release of sensitive due diligence information, including employee lists, customer lists, and a technology review. Representatives from Cooley and Pacific Crest were also on the phone representing Parent while the Target was represented by Canaccord and Loeb & Loeb LLP (“Loeb”), outside counsel for the independent committee of the Target’s Board. Later that day, a telephone call was held among representatives of Target, Loeb, Canaccord, Parent, Cooley, and Pacific Crest to discuss due diligence timing.

On September 5, 2014, a draft of the Merger Agreement prepared by Cooley was distributed to the Target.

On September 9, 2014, Loeb and Parent’s in-house legal team held a telephone call to discuss process and timing with respect to review and negotiation of the draft Merger Agreement and the due diligence process. That day, a financial and organizational review meeting was held at Parent’s offices between members of management of both Parent and the Target, along with representatives from Pacific Crest and Canaccord.

On September 10 and 11, 2014, Parent’s Chief Operating Officer/Chief Financial Officer and the Target’s Chief Executive Officer exchanged emails to discuss timing of the potential transaction.

On September 10, 2014, Parent’s Chief Executive Officer and Target’s Chief Executive Officer discussed the status of the due diligence process, and specifically when the Target would be prepared to provide additional employee and customer information that Parent viewed as important to its due diligence review.

On September 11, 2014, the Mergers & Acquisitions Committee of Parent’s board of directors met to discuss the terms of the proposed acquisition of the Target, ongoing due diligence, employee and technology integration, and the current timeline. Additionally, on that day, Loeb provided a list of topics for negotiation in response to the draft of the Merger Agreement provided to Target on September 5, 2014, including, but not limited to, issues relating to structure, Parent and Merger Sub’s request for tender and support agreements from certain stockholders, length of the Go-Shop Period, provisions relating to Target’s fiduciary exceptions to non-solicitation covenants, termination of the Merger Agreement and payment of termination fees.

On September 12, 2014, Cooley provided Parent’s position with respect to the list of topics for negotiation provided by Loeb on the prior day.

On September 13, 2014, Parent’s Chief Operating Officer/Chief Financial Officer sent an email to the Target’s Chief Executive Officer stating that Parent had stopped work on due diligence and the Merger Agreement until the Target could provide an expected timeline for the transaction that would be agreeable to Parent. That day, the Parent’s Chief Executive Officer also reached out by email and telephone to a representative of Canaccord to discuss the current state of negotiations and how the parties might move forward more expeditiously.

On September 15, 2014, representatives of Loeb and Cooley discussed the issues identified by Target in the list of topics for negotiation provided on September 11, 2014, and the prior business relationship that Parent had with Canaccord, including the fact that Canaccord had provided financial services to Parent in the past. In response to the discussions Loeb provided an updated list of topics for negotiation. On the same day, the Target’s Chief Executive Officer provided an update to Parent’s Chief Operating Officer/Chief Financial Officer and noted a timeline for delivery of additional due diligence materials once the material business issues were resolved.

On September 16, 2014, a call was held between representatives of the special committee of independent directors established by the Target Board (the “Special Committee”), Target’s Chief Executive Officer, Loeb, Canaccord, representatives of the Parent, Pacific Crest and Cooley to negotiate the topics for negotiation identified by Target on the prior day.

On September 17, 2014, Parent’s Chief Operating Officer/Chief Financial Officer held a call with the Chairman of the Target Board and both parties agreed on a mutually acceptable timeline for the transaction.

On September 19, 2014, Loeb sent a revised version of the Merger Agreement to Cooley.

On September 23, 2014, a technical / intellectual property discussion was held between employees of Parent and employees of the Target at the offices of Pacific Crest.

On September 24, 2014, the Target uploaded additional diligence information to the online data room, including employee and customer lists. Additionally, Cooley sent a revised version of the Merger Agreement to Loeb.

On September 25, 2014, Parent held management meetings with key members of the Target’s senior management team at the offices of Parent to discuss diligence matters.

On September 30, 2014, representatives of Loeb and Cooley held a telephone call to review open points on the draft Merger Agreement, the majority of which pertained to the Target’s representations and covenants regarding conduct of its business during the period between signing and closing.

On October 1, 2014, Target’s Chief Executive Officer and Parent’s Chief Operating Officer/Chief Financial Officer spoke regarding the expiration of the exclusivity period during the upcoming weekend and the possibility of extending the exclusivity period through October 15, 2014.

On October 4, 2014, Parent and Target amended the Non-Disclosure Agreement to extend the exclusivity period until October 15, 2014 and amended certain other provisions.

On October 9, 2014, Loeb sent a revised version of the Merger Agreement to Cooley. That day, Parent’s Chief Operating Officer/Chief Financial Officer called Target’s Chief Executive Officer and advised him that in light of a recent industry development, the potential impact of which needed to be evaluated, and because diligence had not been completed, it was uncertain whether the Parent’s board of directors would take action with respect to the tender offer/merger proposal at its scheduled board meeting of October 15, 2014.

On October 14, 2014, Cooley sent a revised version of the Merger Agreement to Loeb.

On October 15, 2014, each of Parent’s board of directors and Target’s Board approved a continuation of the diligence process. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer called Target’s Chief Executive Officer and advised him that the Parent’s board of directors had expressed its support for moving forward with the transaction.

On October 16, 2014, Parent and the Target executed a letter agreement extending the exclusivity period set forth in the Non-Disclosure Agreement to October 31, 2014.

On October 17, 2014, Parent’s Director of Corporate Development and Strategy and Senior Manager of Corporate Development held a call with the Target’s Chief Executive Officer and Chief Financial Officer to discuss due diligence matters and preliminary integration plans. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer called Target’s Chief Executive Officer to discuss the desired timing with respect to signing and closing of the proposed Merger, in particular that the closing of the transaction occur following calendar year end.

Between October 16 and October 31, 2014, the legal and financial advisors for each party communicated on multiple occasions to negotiate the draft Merger Agreement and related transaction documents, including the disclosure schedules.

On October 23, 2014, representatives from Cooley, Loeb, and Mirick participated in a diligence call to discuss the outstanding litigation matters of the Target.

On October 24, 2014, representatives from Parent and the Target held a call to discuss communications related to the transaction. Representatives from Cooley, Loeb, and Mirick also participated on the call. Parent’s Director of Corporate Development and Strategy stated Parent’s desire to address the Target’s employees on the day following the announcement of the transaction.

On October 28, 2014, representatives from Parent, Cooley and Loeb held a call to discuss certain open negotiation points in the Merger Agreement, including, but not limited to, language relating to cumulative remedies, duration of the Go-Shop Period, the Outside Date, and payment of termination fees.

Between October 28, 2014 and November 3, 2014, representatives of Cooley and Loeb exchanged multiple drafts of the Merger Agreement.

On October 31, 2014, Parent’s board of directors approved the transaction. Additionally, Parent’s Chief Operating Officer/Chief Financial Officer and the Chairman of the Target Board corresponded regarding proposed communications between the Parent and the Target’s employees on the day following the announcement of the transaction. Parent and the Target also executed a letter agreement extending the exclusivity period set forth in the Non-Disclosure Agreement to November 3, 2014.

On November 3, the Target Board approved the transaction.

On November 3 and 4, 2014, the Chairman of the Target Board and the Parent’s Chief Operating Officer/Chief Financial Officer and their respective counsels had further correspondences and discussions regarding proposed post-signing communications between the Parent and the Target’s employees.

On the evening of November 3, 2014, the parties communicated that agreement had been reached on all of the material open issues in the draft Merger Agreement and disclosure schedules.

On November 4, 2014, the parties finalized and executed the Merger Agreement and certain ancillary documents. Later that day, Parent and the Target each issued press releases announcing execution of the Merger Agreement and the terms of the proposed transaction.

12. Purpose of the Offer and Plans for the Target

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger the entire equity interest in, Target while allowing Target’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, we and Target have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of Target in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of the Shares who tender their Shares into the Offer will cease to have any equity interest in Target and will no longer participate in the future growth of Target. If the Merger is consummated, the current holders of the Shares will no longer have an equity interest in Target and instead will only have the right to receive an amount in cash equal to the Offer Price or to the extent that holders of the Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of the Shares are entitled in accordance with Delaware law.

The Merger Agreement provides that following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Target and that following the Merger and until thereafter amended, our certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of Target until thereafter amended.

Our directors immediately prior to the Effective Time will become the only directors of Target at the Effective Time and our officers at such time will become the only officers of the Target.

Parent is conducting a detailed review of Target and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable to the ongoing operation of the business. Parent plans to retain the majority of employees of Target and to position Target’s business for continued future growth following consummation of the Merger. Parent will continue to evaluate the business and operations of Target during the pendency of the Offer and after the consummation of the Offer and the Merger and will align the organization and its business with Parent’s own operations and growth strategy. During the evaluation, Parent may choose to leverage consultants, brokers, bankers, partners, adjacent companies or other third parties to aid in its evaluation and strategy development. Plans may change based on further analysis by Parent, and the board of directors of the Surviving Corporation reserves the right to change its plans and intentions at any time after completion of the Offer and the Merger, as deemed appropriate.

Except as described above or elsewhere in this Offer to Purchase, Parent has no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Target or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Target or any of its subsidiaries, (iii) any change in the Target Board or management of Target, (iv) any material change in Target’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in Target’s corporate structure or business, (vi) any class of equity securities of Target being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Target becoming eligible for termination of registration pursuant to Section  12(g) of the Exchange Act.

13. The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the

Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer (the “Schedule TO”), and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Merger Sub and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 13 will have the meanings ascribed to them in the Merger Agreement.

This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Target, Merger Sub or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Target, Merger Sub or Parent (or any of their respective subsidiaries or affiliates).

The Offer

The Merger Agreement provides for the making of the Offer by Merger Sub as promptly as practicable, but in any event within ten Business Days after the initial public announcement of the Merger Agreement. The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Merger Sub of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” each Target stockholder who validly tenders shares of Target Common Stock in the Offer will receive $5.50 for each Share validly tendered and not properly withdrawn prior to the Expiration Time, without interest (less any required withholding taxes). The initial Expiration Time will be 11:59 p.m. (Boston, Massachusetts time), on January 2, 2015. Parent and Merger Sub each expressly reserves the right to waive, in whole or in part, any Offer Condition, other than the Minimum Condition, to increase the Offer Price or to make any other changes in the terms of and conditions of the Offer; provided that, that unless otherwise provided by the Merger Agreement or as previously approved in writing by the Target, Parent and Merger Sub will not (i) decrease the Offer Price or change the form of consideration to be paid in the Offer, (ii) decrease the number of shares of Target Common Stock sought to be purchased in the Offer, (iii) impose conditions to the Offer in addition to the Offer Conditions, (iv) amend any Offer Condition in a manner adverse in any material respect to any of the Target’s stockholders, (v) waive the Minimum Condition, (vi) extend the Expiration Time except as required or permitted by the Merger Agreement, or (vii) amend any other term of the Offer in a manner adverse in any material respect to any of the Target’s stockholders.

Extensions of the Offer

The Merger Agreement provides that if, on the date of the then-effective Expiration Time, any of the Offer Conditions have not been satisfied or waived, Merger Sub has agreed to extend the Offer for successive periods of not more than ten Business Days, or for such longer period as the parties may agree, except that if immediately prior to any scheduled Expiration Time, all Offer Conditions (except the Minimum Condition) have been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to one period of not more than ten Business Days, or for such longer period as the parties may agree, to permit the satisfaction of the Minimum Condition, and if at the end of such ten Business Day period, the Minimum Condition continues to not be satisfied, an extension for up to two additional periods of not more than ten Business Days, or for such longer periods as the parties may agree, and (ii) the Offer shall be extended for any period required by any applicable rules and regulations of the SEC or any national securities exchange on which the Target’s securities trade or, as necessary to resolve any comments of the SEC. Notwithstanding the foregoing, Merger Sub is not required to, and without the Target’s prior written consent shall not, extend the Offer beyond the Outside Date.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the

Target. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Target will continue its corporate existence under the DGCL as the “Surviving Corporation” in the Merger. The Merger will be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer without the adoption of the Merger Agreement by the stockholders of the Target, subject to the satisfaction or waiver of the conditions set forth in Merger Agreement; provided that if, notwithstanding such express election to cause the Merger to be governed by Section 251(h) of the DGCL, the Merger may not be effected pursuant to Section 251(h) of the DGCL for any reason, then the parties to the Merger Agreement shall take all actions necessary to cause the consummation of the Merger as promptly as practicable following the consummation of the Offer in a manner that is not adverse to the stockholders of the Target. From and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Target and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Target and Merger Sub will become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. As a result of the Merger, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than the shares of Target Common Stock (i) held by the Target as treasury stock, (ii) held by Parent, Merger Sub or any other subsidiary of Parent, or (iii) held by a holder who is entitled to demand and properly demands appraisal for such shares of Target Common Stock in accordance with Section 262 of the DGCL) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”). At the Effective Time, all of the shares of Target Common Stock that have been converted into the right to receive the Merger Consideration will cease to exist, and each holder of a certificate formerly representing any such shares of Target Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the Merger Agreement.

Directors and Officers

The Merger Agreement provides that, unless otherwise determined by Parent and the Target prior to the Effective Time, the parties shall (i) cause the directors and the officers of Merger Sub immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the directors and officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal and (ii) upon Parent’s request, cause the Target to obtain a written letter of resignation from each of the directors and officers of the Target and from each of the directors and officers of each Subsidiary of the Target, which resignation shall be conditioned upon, and effective as of, the Effective Time; provided that such resignations of officers shall not serve as a resignation as an employee of the Surviving Corporation.

Stock Options

The Merger Agreement provides that the Cashed Out Target Stock Option will be, by virtue of the Merger Agreement, cancelled and converted into the right to receive, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Target Common Stock subject to such Cashed Out Target Stock Option (only to the extent vested), multiplied by (ii) the excess of the Merger Consideration over the per share exercise price under such Cashed Out Target Stock Option, less any Taxes required to be withheld.

Effective as of the Effective Time, the Parent shall assume the Target Stock Plans and each Target Stock Option (or portion thereof) outstanding immediately prior to the Effective Time that is not a Cashed Out Target Stock Option, and shall thereafter be vested for such number of shares of Parent Common Stock as equals the number of shares of Target Common Stock subject to such Assumed Target Stock Option multiplied by the quotient obtained by dividing (i) the Merger Consideration, by (ii) the Equity Award Exchange Ratio, rounded down to the nearest whole share. The exercise price of each such Assumed Target Stock Option shall be equal to the exercise price per share set forth in the option agreement for such Assumed Target Stock Option divided by the Equity Award Exchange Ratio, rounded up to the nearest whole cent. From and after the Effective Time,

(i) each Assumed Target Stock Option may be exercised solely for the number of shares of Parent Common Stock and with an exercise price determined, in each case, in accordance with the foregoing; (ii) any restriction on the exercise of any Assumed Target Stock Option shall continue in full force and effect; and (iii) the term, vesting schedule and other provisions of such Assumed Target Stock Option shall otherwise remain unchanged; provided, however, that: (A) each Assumed Target Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Target Board or any committee thereof with respect to each Target Stock Plan and Assumed Target Stock Option.

Restricted Stock

The Merger Agreement provides that each share of Target Common Stock granted under the Target 2006 Incentive Plan that is unvested or is subject to a repurchase option, risk of forfeiture, vesting schedule or other condition under any applicable restricted stock purchase agreement or other Contract with Target or under which Target has any rights and either (i) is validly tendered and not validly withdrawn in the Offer as of the Expiration Time (each a “Tendered Target Restricted Stock Award”) or (ii) not validly tendered or validly tendered and subsequently validly withdrawn and is outstanding immediately prior to the Effective Time (each a “Non-Tendered Target Restricted Stock Award” and together with the Tendered Target Restricted Stock Awards, the “Target Restricted Stock Awards”) shall (a) in the case of the Tendered Target Restricted Stock Awards, as soon as practicable after the Expiration Time and in compliance with applicable Law, receive the Offer Price net to such holder of Tendered Target Restricted Stock Award in cash, without interest and subject to any required withholding of Taxes and (b) in the case of the Non-Tendered Target Restricted Stock Awards, be cancelled and converted into only the right to receive (without interest), automatically and without any required action on the part of the holder thereof, an amount in cash (less applicable Tax withholdings) equal to the Merger Consideration; provided that, pursuant to and in accordance with the Target 2006 Incentive Plan, the Offer Price or Merger Consideration, as applicable, payable with respect to any Target Restricted Stock Awards shall continue to be, as applicable, unvested and/or subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement or other Contract with respect to such Target Restricted Stock Award and the holder of any such Target Restricted Stock Award must remain in service to Parent, the Target or any of their affiliates through the applicable vesting date or date when the applicable conditions shall terminate, to receive payment in respect thereof and such payment shall be made promptly following such applicable vesting date or date when the applicable conditions have terminated, as applicable. Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Target Board or any committee thereof with respect to each Target Stock Plan and Target Restricted Stock Award.

Warrants

The Merger Agreement provides that, at the Effective Time, and in accordance with the terms of each Warrant that is issued and outstanding immediately prior to the Effective Time, the Surviving Corporation shall pay the holder of each Warrant, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Target Common Stock subject to such Warrant, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Warrant. In the event that the per share exercise price under a Warrant is equal to or greater than the Merger Consideration, such Warrant shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

Representations and Warranties

In the Merger Agreement, the Target has made customary representations and warranties to Parent and Merger Sub, including representations relating to: organization, standing and corporate power; capitalization;

authority; non-contravention of charter documents and laws; voting requirements; state antitakeover statutes; governmental approvals; the Target’s SEC filings; undisclosed liabilities; absence of certain changes or events; tax matters; intellectual property; compliance with laws; permits; export control; legal proceedings; brokers and other advisors; related party transactions; employee benefits and labor matters; real property; title to properties; environmental matters; material and government contracts; information supplied; opinion of financial advisor and approval of compensation arrangements.

In the Merger Agreement, Parent and Merger Sub have made customary representations and warranties to the Target, including representations relating to: organization; standing and corporate power; authority; non-contravention of charter documents and laws; brokers and other advisors; information supplied; sufficiency of funds; absence of litigation; ownership Target common stock; and state antitakeover statutes.

The representations and warranties in the Merger Agreement will not survive the Merger.

Certain representations and warranties of the Target are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Material Adverse Effect” means any fact, event, change or effect that (a) would reasonably be expected to materially impair the ability of the Target to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (b) has had or would reasonably be expected to have a material adverse effect on the Target’s or its Subsidiaries, taken as a whole, businesses, results of operations, financial condition, or assets, except for and excluding (i) any fact, event, change or effect (A) relating to any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) in general or (B) affecting the industry or industries in which Target or its Subsidiaries operates; (ii) any fact, event, change, proposed change or effect relating to conditions caused by acts of God (including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity), terrorism, national or international hostilities, sabotage, or war (whether or not declared); (iii) any fact, event, change, proposed change or effect that arises or relates to any change of Law or any change in GAAP; (iv) any fact, event, change or effect relating to any action taken, or not taken, at the written request of Parent or Merger Sub or failure to take any action, which the Target cannot take under the Merger Agreement without Parent’s consent and for which action Parent does not provide consent; (v) any failure by the Target to meet any internal or published projections, predictions, forecasts, estimates or projections (whether made by the Target or third parties) or analysts’ expectations in respect of revenues, cash flow, cash position, earnings or other financial or operating metrics for any period; (vi) any fact, event, change or effect (including any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable or relating to the announcement or pendency of the transactions contemplated by the Merger Agreement; (vii) any changes in the market price or trading volume of Target Common Stock or in the Target’s credit rating; (viii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof); (ix) changes in interest, currency or exchange rates or the price of any commodity, security or market index; and (x) any Legal Action arising from or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (except as it relates to any breach or violation of the Merger Agreement by the Target); (xi) any fact, event, change or effect relating to or arising from acts or omissions by the Target and its Subsidiaries required by the terms of the Merger Agreement; (xii) any fact, event, change or effect relating to or arising from any announcements made by Parent or its Affiliates after the date of the Merger Agreement with respect to future plans for the Target’s business; and (xiii) any fact, event, change or effect relating to or arising from any actions taken by Parent or its Affiliates after the date of the Merger Agreement that have a direct adverse impact on the Target’s customers; provided, however, that (A) the underlying cause(s) of such change or failure shall not be excluded in the case of clauses (v), (vi) and (vii) and (B) any changes, events, circumstances or developments referred to in clauses (i), (ii), (iii), (viii), and (ix) shall not be excluded to the extent the same disproportionately affect (individually or together with other changes, events, circumstances or developments) the Target and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same principal industries and geographic markets in which the Target and its Subsidiaries operate.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Operating Covenants

The Merger Agreement obligates the Target, from the date of the Merger Agreement until the Effective Time to conduct its and its Subsidiaries operations in the ordinary course of business consistent with past practice; use commercially reasonable efforts to preserve intact its business organization and to preserve satisfactory business relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors and others having material business dealings with the Target; and comply in all material respects with all applicable Laws.

The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Target prior to the Effective Time, which provide that, subject to certain exceptions, including as contemplated or as permitted by the Merger Agreement, the Target will not take certain actions without the prior written consent of Parent, including, among other matters: amendments to its certificate of incorporation or bylaws; splits, combinations, reclassifications, redemptions or repurchases of its capital stock; issuing dividends or entering voting contracts in respect of its capital stock; issuances, sales or pledges of its capital stock; increases in the compensation to directors, officers or employees; enter or amend any employment, severance, retention or change in control agreements; promote any officers or employees; reprice, or amend any vesting terms related to any, Target Equity Award, establish or amend any Target Employee Plans or contribute to any Target Employee Plan; acquire any business or Person or make any loans to or investments in any Person; dispose of any assets or adopt or effect a plan of liquidation or reorganization; repurchase, prepay, incur or guarantee any indebtedness, issue any debt securities; make any material change in any method of financial accounting principles or practices; exempting any Person from, or make any acquisition of securities of the Target by any Person not subject to, any state takeover statute; abandon, encumber, convey title to or license any Target IP; enter into, terminate or materially amend any Target Material Contract, waive any term of, or default of, or release, settle or compromise any claim against the Target or Liability or obligation owing to the Target under, any Target Material Contract, or enter into any Contract which contains a change of control that would require a payment in connection with the transactions contemplated in the Merger Agreement; settle legal proceedings; change any tax elections that would increase a Tax Liability or decrease a Tax attribute by an amount in excess of $100,000 in the aggregate.

Go-Shop; Solicitation

During the period commencing on the date of the Merger Agreement and ending at 11:59 p.m. (Boston, Massachusetts time) on December 29, 2014 (such period, the “Go-Shop Period,” and such end date, the “Go-Shop End Date”), the Target and its Representatives and Subsidiaries are permitted to solicit a Takeover Proposal (as defined below), waive or terminate any “standstill” to allow Third Parties to submit Takeover Proposals and engage in discussions and negotiations with, and furnish non-public information relating to the Target and its Subsidiaries and afford access to the books and records of the Target and its Subsidiaries to any Third Party in connection with a Takeover Proposal or any inquiry, discussion, offer or request that could lead to a Takeover Proposal; provided, that prior to furnishing information or providing access, the Target receives a confidentiality agreement and has provided (or concurrently provides) such information to Parent.

Non-Solicitation

From and after the Go-Shop End Date, the Target has agreed to, and has agreed to cause each of its Representatives and Subsidiaries to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party (other than Excluded Parties (as defined below) for so long as such persons or groups are Excluded Parties) relating to any Takeover Proposal or any inquiry, discussion, offer or request that could lead to a Takeover Proposal; and the Target shall request that each Third Party (other than any Excluded Party for so long as such Person or group is an Excluded Party) that has previously executed a confidentiality or similar agreement in connection with its consideration of a Takeover Proposal promptly return to the Target or destroy any non-public information previously furnished to such Third Party or any of its Representatives.

Except as described above under “Go-Shop; Solicitation” and as otherwise described below, the Target has agreed to not, and to cause its Subsidiaries and its Representatives and its Subsidiaries’ Representatives not to, from the Go-Shop End Date until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated:

•	solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiry by, discussion with, or offer or request from any Third Party that constitutes, or could reasonably be expected to lead to, a Takeover Proposal;

•	engage in any discussions or negotiations with, or furnish any non-public information relating to the Target or any of its Subsidiaries to, or afford access to the books or records of the Target or its Subsidiaries to, any Third Party (other than a Third Party that is then an Excluded Party) that, to the Knowledge of Target, is seeking to make, or has made, a Takeover Proposal;

•	approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an certain confidentiality agreements) with respect to any Takeover Proposal (a “Target Acquisition Agreement”); or

•	otherwise facilitate (including by way of furnishing non-public information) an effort or attempt to make a Takeover Proposal.

Excluded Parties

Notwithstanding the provisions described above under “No-Solicitation,” the Target or Target Board is permitted, for a period of five days following the Go-Shop End Date, with respect to any Excluded Party (as defined below) (for so long as such Third Party remains an Excluded Party), to furnish nonpublic information to such Excluded Party (provided, however, that prior to so furnishing such information, the Target has entered into a confidentiality agreement with such Excluded Party and previously provided such information to Parent) and engage in discussions or negotiations with such Excluded Party with respect to such Takeover Proposal. Prior to taking any of the foregoing actions, the Target has agreed to notify Parent and Merger Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations.

Target has agreed to within two Business Days of the Go-Shop End Date, deliver to Parent a written notice setting forth the identity of each Excluded Party, if any, and each other Third Party that, to the Knowledge of Target, has (or is expected to have) a material equity interest in the Takeover Proposal proposed by such Excluded Party and the material terms and conditions of the pending Takeover Proposal made by each such Excluded Party; and deliver to Parent unredacted copies of all proposed transaction documents received by the Target or any of its Representatives from any such Excluded Party or its Representatives, including any financing commitments relating thereto.

Solicitation Notifications

The Target has further agreed, whether during the Go-Shop Period or after the Go-Shop End Date, within forty-eight (48) hours of receipt by the Target or any of its Representatives of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Takeover Proposal, or any initial request for non-

public information concerning the Target from any Person or group who has made or would reasonably be expected to make any Takeover Proposal, or any initial request for discussions or negotiations related to any Takeover Proposal, to deliver to Parent oral and written notice setting forth the identity of the Third Party making such Takeover Proposal, inquiry or request and the material terms and conditions of any such Takeover Proposal; and to deliver to Parent unredacted copies of all written requests, proposals or offers, including proposed agreements and other transaction documents, and oral summaries of any oral requests, proposals or offers received by the Target or any of its Representatives from any such Third Party or its Representatives relating to any such Takeover Proposal, inquiry or request. The Target has agreed to keep Parent reasonably informed of any material amendment or modification of any such Takeover Proposal, inquiry or request on a prompt basis, and in any event within two Business Days thereof.

Fiduciary Exception

At any time after the Go-Shop End Date and prior to the Offer Closing, with respect to any Third Party, other than an Excluded Party, that has submitted after the Go-Shop End Date any unsolicited bona fide written Takeover Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, the Target or the Target Board may furnish nonpublic information to such Third Party (provided, however, that prior to so furnishing such information, the Target has entered into an confidentiality agreement with such Third Party and previously provided such information to Parent) and engage in discussions or negotiations with such Third Party with respect to such Takeover Proposal if the Target Board, or any duly authorized committee thereof, determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Takeover Proposal constitutes, or could reasonably lead to, a Superior Proposal (as defined below), and the Target Board, or any duly authorized committee thereof, determines in good faith, after consultation with outside legal counsel, that failure to take such action could reasonably constitute a breach of its fiduciary duties under applicable Law. Prior to taking any of the foregoing actions, the Target has agreed to notify Parent and Merger Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations.

After the Go-Shop End Date, the Target has agreed not to grant any waiver or release under any “standstill” or similar obligation with respect to the Target or any of its Subsidiaries; provided, however, at any time prior to the Offer Closing, the Target Board may grant a waiver or release under any standstill agreement with respect to the Target or any of its Subsidiaries if the Target Board, or any duly authorized committee thereof, determines in good faith (after consultation with its outside legal counsel) that the failure to take such action could reasonably constitute a breach of its fiduciary duties. The Target has further agreed, except as contemplated by the Merger Agreement, to enforce, and not release or permit the release of any Third Party from, or amend, waive, terminate or modify, and not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Target or any of its Subsidiaries is a party or has any rights.

Certain Definitions

For purposes of this Offer to Purchase:

“Takeover Proposal” shall mean a proposal or offer (including any amendments, adjustments, changes, revisions and supplements thereto) from, or indication of interest in making a proposal or offer by, any Third Party relating to, in a single transaction or series of related transactions, any

•	direct or indirect acquisition of assets of the Target or any of its Subsidiaries equal to fifteen percent or more of the consolidated assets of Target and its Subsidiaries (on a book-value basis) or to which fifteen percent or more of the consolidated net revenues or consolidated net income of Target and its Subsidiaries is attributable,

•	direct or indirect acquisition of fifteen percent or more of the issued and outstanding shares of Target Common Stock,

•	tender offer or exchange offer that if consummated would result in any Person “beneficially owning” (within the meaning of Section 13(d) of the Exchange Act) fifteen percent or more of the issued and outstanding shares of Target Common Stock,

•	merger, consolidation, other business combination or similar transaction involving the Target or any of its Subsidiaries, pursuant to which such Third Party would own fifteen percent or more of the consolidated assets (on a book-value basis), net revenues or net income of the Target and its Subsidiaries, or

•	liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent or more of the consolidated assets of the Target as determined on a book-value basis.

“Excluded Party” shall mean any Third Party from which the Target received during the Go-Shop Period a written Takeover Proposal that: (a) remains pending as of, and shall not have been withdrawn prior to, the Go-Shop End Date; and (b) the Target Board reasonably determines in good faith within one Business Day after the Go-Shop End Date, after consultation with the Target’s outside legal counsel and financial advisors, constitutes or could reasonably result in a Superior Proposal; provided, however, that a Person that is an Excluded Party shall cease to be an Excluded Party upon the withdrawal, termination or expiration of such Takeover Proposal (as it may be amended, adjusted, changed, revised, extended and supplemented in any way that does not change the Target Board’s determination in the preceding clause (b)).

“Superior Proposal” means a bona fide written Takeover Proposal that (a) was not obtained or made as a direct or indirect result of a breach of (or any action inconsistent with) the Merger Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which the Target or any of its Subsidiaries has any rights or obligations; and (b) is on terms and conditions that the Target Board determines, in its good faith judgment (after consultation with outside legal counsel and the Target’s financial advisor, and upon recommendation of the Special Committee) to be (i) more favorable from a financial point of view to the holders of Target Common Stock than the transactions contemplated by the Merger Agreement, and (ii) reasonably likely to be consummated, taking into account (A) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (B) the identity of the Third Party making such Takeover Proposal, (C) the other terms and conditions of such Takeover Proposal that affect value to the stockholders and the implications thereof on the Target’s stockholders, including relevant legal and regulatory implications, and/or (D) other aspects of such Takeover Proposal deemed relevant by the Target Board; provided that for the purposes of the definition of Superior Proposal, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “80%.”

Target Board Recommendation

The Target has agreed that, except as expressly permitted in the Merger Agreement, neither the Target Board nor any committee thereof will take any action that would be a Target Adverse Recommendation Change or cause or permit the Target or any of its Subsidiaries to enter into any Target Acquisition Agreement. At any time prior to the Offer Closing, the Target Board is permitted to (x) to effect a Target Adverse Recommendation Change and simultaneously terminate the Merger Agreement in accordance with its terms to enter into a definitive agreement with respect to a Takeover Proposal that did not result from a breach of non-solicitation provisions of the Merger Agreement, if the Target Board (A) in good faith determines that such Takeover Proposal constitutes a Superior Proposal and continues to constitute a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to the Merger Agreement, and (B) determines in good faith, after consultation with its outside legal counsel, that failure to take such action could reasonably constitute a breach of its fiduciary duties under applicable Law, or (y) to effect a Target Adverse Recommendation Change in response to an Intervening Event (defined below), if the Target Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of such

Intervening Event, its fiduciary obligations require it to take such action. An Intervening Event means a material development or change in circumstances occurring or arising after the date hereof that affects the business, assets or operations of the Target and its Subsidiaries, taken as a whole, and that was neither known to the Target Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement (and not relating to any Takeover Proposal).

Prior to effecting a Target Adverse Recommendation Change and simultaneously terminating the Merger Agreement with respect to a Superior Proposal the Target is required to provide prior written notice at least four full Business Days in advance (the “Notice Period”) to Parent and Merger Sub that the Target intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action (including the identity of the Third Party and unredacted copies of all proposed transaction documents, including any financing commitments, including redacted fee letters relating thereto) (the “Notice of Superior Proposal”), (ii) during the Notice Period, the Target shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, (iii) following the end of the Notice Period, the Target Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors and taking into account any changes to the Merger Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and (iv) in the event of any amendment to the financial terms or any other material amendment of such Superior Proposal, a new Notice of Superior Proposal shall have been provided by the Target to Parent (provided, that the Notice Period for such new Notice of Superior Proposal shall be three full Business Days rather than four full Business Days) and the Target shall be required to comply again with the requirements described in this paragraph; provided, that the Target has complied in all material respects with its obligations under this paragraph. In addition, the Target Board shall not be entitled to effect a Target Adverse Recommendation Change in connection with an Intervening Event unless the Target has (x) provided to the Parent at least four Business Days’ prior written notice (and does not take action until after 12:01 a.m. on the day following such fourth full Business Day) advising Parent that the Target Board intends to take such action and specifying the reasons therefor in reasonable detail and (y) during such four Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for effecting such Target Adverse Recommendation Change as a result of the Intervening Event.

The Merger Agreement does not prohibit the Target or the Target Board, directly or indirectly through its Representatives, from (A) taking and disclosing to the Target’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Target’s stockholders), or (B) making any “stop, look and listen” communication to the Target’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Target’s stockholders) if the Target Board has determined in good faith, after consultation with outside legal counsel, that the failure to do so could reasonably constitute a breach of its fiduciary duties. However, any such disclosure described in this paragraph shall be deemed to be a Target Adverse Recommendation Change unless the Target Board expressly publicly reaffirms the Target Board Recommendation (i) in such communication or (ii) within two Business Days after requested to do so by Parent.

Commercially Reasonable Efforts

Parent, Merger Sub and Target have agreed to use commercially reasonable efforts to satisfy all conditions to the Offer, the Merger and the transactions contemplated in the Merger Agreement, including (i) the obtaining of all Permits, waivers, consents, approvals and actions or non-actions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) necessary to consummate the transactions contemplated by the Merger Agreement, (ii) the execution and delivery of any additional instruments necessary to consummate the Offer, the Merger and to fully carry out the purposes of the

Merger Agreement, (iii) obtain all necessary or appropriate consents, waivers and approvals and provide all necessary notice under any Target Material Contracts reasonably requested to be obtained by Parent. The parties have also agreed that if they receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by the Merger Agreement, then they will use commercially reasonable efforts to make an appropriate response in compliance with such request and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto.

The Target has agreed to use commercially reasonable efforts to contest and resist any Transaction Litigation (as defined below) and to have overturned any Order that is in effect and that prohibits consummation of the transactions contemplated by the Merger Agreement. The Target has agreed to give Parent the opportunity to participate in the defense of any Transaction Litigation at Parent’s cost, and give due consideration to Parent’s advice with respect to such Transaction Litigation. The Target has agreed not to settle or enter into any negotiations or settlement of any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed). None of Parent, Merger Sub and any of their Affiliates are required to defend any Transaction Litigation, or to take any action to have overturned any Order, in connection with any Transaction Litigation; but they have agreed to will cooperate as reasonably requested by Target in connection with any Transaction Litigation.

Public Announcements

Prior to the Closing, the parties have agreed not issue any public release or announcement concerning the Offer, the Merger and the other transactions contemplated hereby without the prior written consent of the Target and Parent, as applicable (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be permitted by the Go-Shop described above or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement will consult with the other party(ies) about, and allow the other party(ies) reasonable time to comment on such release or announcement in advance of such issuance to the extent possible.

Access to Information

From the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement, the Target will afford (and will cause its Subsidiaries to afford) to Parent and Parent’s Representatives reasonable access, at mutually agreeable times and in a manner as will not unreasonably interfere with the business or operations of the Target, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records, contracts and other assets of the Target, and the Target will furnish promptly to Parent such other information concerning the business and properties of the Target as Parent may reasonably request. Information that is attorney-client privileged to Target or whereby disclosure would be in contravention of applicable Law is excluded from this obligation of Target.

Notification of Certain Matters

In addition to the notifications required in connection with the Go-Shop and Non-Solicitation provisions described above, the Merger Agreement provides that Target will give prompt notice to Parent of

•	any administrative or judicial action or proceeding that is instituted (or, to the Knowledge of Target, threatened to be instituted) by a Governmental Entity or Third Party challenging the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other agreement contemplated hereby and/or against Target’s directors or officers, (collectively, “Transaction Litigation”); and

•	any change or event which could reasonably result in the failure of any of the Offer Conditions to be satisfied.

The Merger Agreement also provides that Target will notify Parent and Merger Sub, and Parent and Merger Sub will notify the Target, as applicable, promptly of:

•	any material notice or other material communication from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement; and

•	any Legal Actions commenced (or to the Knowledge of Target, threatened) against the Target or Parent or its Subsidiaries, including Merger Sub, as applicable, that are related to the transactions contemplated by the Merger Agreement.

Indemnification and Insurance

The Merger Agreement provides that at the Effective Time, Parent and Merger Sub will assume all rights to indemnification, advancement of expenses and exculpation by the Target now existing in favor of each current and former officer or director of the Target or its Subsidiary (each an “Indemnified Party”) in effect as of the Merger Agreement and that for six years after the Effective Time, Parent and the Surviving Corporation will indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party as such expenses are incurred. The obligation to provide such indemnification is subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law. In addition, the Surviving Corporation is not liable for any settlement effected without the Surviving Corporation’s prior written consent. The Surviving Corporation has agreed not to unreasonably withhold, condition or delay its consent.

The Surviving Corporation has agreed to, and Parent has agreed to cause the Surviving Corporation to, (i) maintain in effect the current (or equivalent) policies of directors’ and officers’ liability insurance maintained by the Target for a period of six years after the Effective Time, or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with equivalent coverage and terms. The amount the Surviving Corporation is obligated to spend for these policies is capped at $300,000 annually.

Securityholder Litigation

The Merger Agreement provides that in the event of any Transaction Litigation the Target shall give Parent the opportunity to participate in the defense of such Transaction Litigation at Parent’s cost and that the Target shall not settle any such Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Fees and Expenses

The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses.

Rule 16b-3

The Merger Agreement provides that prior to the Effective Time, the Target will cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Target Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated by the Merger Agreement by each director or officer of the Target who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Target.

Employee Matters

Parent has agreed that each Target Employee that remains employed by the Surviving Corporation shall receive substantially similar salary or wages for twelve months following the Effective Time and, for the later of the remainder of the current benefit year or until such Target Employees are able to join Parent’s employee benefit plans, substantially similar employee benefits, unless as otherwise required by ERISA or other Laws. Additionally, Parent has agreed to maintain certain employee bonus plans and commission plans of Target and provide the same bonus and commission opportunities to Eligible Employees.

The Merger Agreement provides that to the extent that any Target Employee will participate in any employee benefit plan, arrangement or policy maintained by Parent or any of its Subsidiaries following the Effective Time: (i) such Target Employee will receive credit for all purposes (other than accrual of benefits under any defined benefit pension plan, vesting of contributions under any defined contribution plan and eligibility for any anniversary stock grants) for service with the Target, (ii) with respect to medical, dental, vision or other health benefits or disability or life insurance benefits, Parent and its Subsidiaries will use their commercially reasonable efforts to cause any and all pre-existing condition limitations, waiting periods and evidence of insurability requirements to be waived with respect to such Target Employees and eligible dependents, and (iii) Parent and its Subsidiaries will use their commercially reasonable efforts to provide credit for any co-payments, deductible payments, premium amounts and similar payments or expenses incurred by the Target Employees in the plan year that includes the Effective Time.

Notwithstanding the foregoing, the Merger Agreement provides that nothing therein will (i) constitute or create an employment agreement with any employee of the Target, Parent or any of its Subsidiaries; (ii) be construed to establish, amend or modify any benefit plan, program, agreement or arrangement; (iii) other than as required by applicable Law, obligate Parent or any of its Subsidiaries to maintain any particular benefit plan or retain the employment of any particular employee; or (iv) give any third-party the right to enforce any of the provisions of the Merger Agreement, except with respect to the obligations described under “Indemnification and Insurance.”

If requested by Parent, Target has agreed, to terminate any Target Employee Plan immediately prior to the Closing that contains a cash or deferral arrangement under Section 401(k) of the Code.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	No Governmental Entity having jurisdiction over any party hereto will have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	The Merger Sub will have previously accepted for payment all shares of Target Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Offer Closing:

•	By mutual written consent of Parent, Merger Sub and the Target.

•	By either Parent, Merger Sub or the Target if:

•	the Offer Closing has not occurred on or before the Outside Date (as may be extended) and provided, further, that this right to terminate is not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date; or

•	any Governmental Entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or any final and non-appealable Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated hereby, and such Law or Order has become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement has complied with its obligations to contest, appeal and remove such Order, injunction, decree or action; provided, further, that this right to terminate is not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement was been the primary cause of, or resulted in, the issuance, promulgation, enforcement or entry of such Law or Order.

•	By Parent or Merger Sub if, prior to the Offer Closing:

•	a Target Adverse Recommendation Change has occurred;

•	the Target has entered into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement);

•	the Target Board fails to reaffirm (publicly, if so requested by Parent, which request may only be made once in any three Business Day period after the first public announcement of a Takeover Proposal and one additional time in any three Business Day period after each material modification thereto) the Target Board Recommendation, without any conditions attached thereto, within two full Business Days after any request by Parent;

•	a tender offer or exchange offer relating to Target Common Stock shall have been commenced by a Person unaffiliated with Parent and the Target shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within ten Business Days (as defined by Rule 14d-1(g)(3)) after such tender offer or exchange offer is first published, a statement reaffirming the Target Board Recommendation and recommending that the Target’s stockholders reject such tender or exchange offer;

•	the Target shall have failed to include the Target Board Recommendation in the Schedule 14D-9 or permit Parent to include the Target Board Recommendation in the Offer Documents;

•	the Target or the Target Board (or any committee thereof) publicly announces its intention to make a Target Adverse Recommendation Change or enter into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement);

•

the Target breaches or fails to perform any of its representations, warranties, covenants (other than those relating to the Go-Shop and Non-Solicitation provisions described under “Go-Shop; Solicitation” and “Non-Solicitation”) or other agreements set forth in the Merger Agreement, and if such breach or failure to perform would directly give rise to the failure of a the conditions described under “Conditions to the Merger” and, in each case, is incapable of being cured by the

Outside Date, or if curable, has not been cured before the earlier of the Outside Date and twenty full Business Days after the Target’s receipt of written notice of such breach or failure to perform from Parent; provided that Parent will have given the Target at least two full Business Days’ written notice prior to such termination stating Parent’s intention to terminate the Merger Agreement due to such a breach;

•	the Target shall have breached its obligations relating to the Go-Shop and Non-Solicitation provisions described above under “Go-Shop; Solicitation” and “Non-Solicitation”;

•	there shall have occurred a Target Material Adverse Effect; or

•	the Minimum Condition is not satisfied as of the Expiration Time and the Parent and Merger Sub are not obligated to extend the Expiration Time.

•	By Target, prior to the Effective Time, if:

•	prior to the Offer Closing, the Target Board authorizes the Target, in full compliance with the terms of the Merger Agreement to enter into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that in the event of such termination, the Target concurrently enters into such Target Acquisition Agreement;

•	prior to the Offer Closing, Parent or Merger Sub materially breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty full Business Days after its receipt of written notice thereof from the Target and in any way would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby;

•	all the Offer Conditions have been satisfied or waived by Parent as of the Expiration Time and Parent and Merger Sub shall have failed to consummate the Offer within two Business Days thereafter; and

•	all the conditions to the Merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to consummate the Merger within three Business Days following the date the Closing should have occurred.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no further force and effect. Following termination of the Merger Agreement, the parties will have no Liability on the part of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent or other Representative of such party) to any other party to the Merger Agreement, except that, the provisions relating to confidentially obligations, public announcements, payment of termination fees and other miscellaneous provisions continue and remain in full force and effect; Liability for Damages of the parties for fraud or any Willful Breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination is not limited by such termination or otherwise (but Liability for such Damages shall be reduced by the amount of any Termination Fee or Reverse Termination Fee, as applicable, paid to the other party) and (iii) Target’s Liability for Damages for any breach prior to such termination of Target’s obligations relating to the Go-Shop and Non-Solicitation provisions of the Merger Agreement described above under “Go-Shop; Solicitation” and “Non-Solicitation” is not limited by such termination or otherwise (but shall be reduced by the amount of any Termination Fee or Reverse Termination Fee, as applicable, paid to the other party). For purposes of the Merger Agreement, “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of the Merger Agreement.

Termination Fee

The Target has agreed in the Merger Agreement to pay Parent a termination fee equal to $2,398,821 in cash if the Merger Agreement is terminated by Parent or Merger Sub following the occurrence of:

(i)	a Target Adverse Recommendation Change;

(ii)	the Target entering into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement);

(iii)	the Target Board failing to reaffirm the Target Board Recommendation, without any conditions attached thereto, within two full Business Days after any request by Parent;

(iv)	a tender offer or exchange offer relating to Target Common Stock shall being commenced by a Person unaffiliated with Parent and the Target shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within ten business days (as defined by Rule 14d-1(g)(3)) after such tender offer or exchange offer is first published, a statement reaffirming the Target Board Recommendation and recommending that the Target’s stockholders reject such tender or exchange offer;

(v)	the Target failing to include the Target Board Recommendation in the Schedule 14D-9 or failing to permit Parent to include the Target Board Recommendation in the Offer Documents;

(vi)	the Target or the Target Board (or any committee thereof) publicly announcing its intention to make a Target Adverse Recommendation Change or enter into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement);

(vii)	the Target breaching its obligations relating to the Go-Shop and Non-Solicitation provisions described above under the heading “Go-Shop; Solicitation” and “Non-Solicitation”; or

(viii)	the Target breaching or failing to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement or the Minimum Condition not being satisfied as of the Expiration Time and, prior to such termination, a Takeover Proposal (in this case for more than 50% of the Target instead of 15%) shall have been publicly disclosed or otherwise made or communicated to the Target or the Target Board and within nine (9) months following the date of such termination the Target enters into a Takeover Proposal (in this case for more than 50% of the Target instead of 15%) which is subsequently consummated (regardless of whether such consummation occurs within the nine (9) month period).

Any termination fee will be paid as follows: (A) in the case of clauses (i)—(vii) within three Business Days of the date of termination of the Merger Agreement, and (B) in the case of clause (viii) above, immediately prior to (and as a condition to the effectiveness of) termination of the Merger Agreement.

Notwithstanding the foregoing, Target shall pay Parent a termination fee equal to $1,028,066 in cash if the Merger Agreement is terminated by Target in order to enter into a Target Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal, provided that the termination occurs during the Go-Shop Period or after the Go-Shop End Date with respect to a Superior Proposal from an Excluded Party.

The Parent has agreed in the Merger Agreement to pay Target a termination fee within three Business Days equal to $3,598,232 in cash if the Merger Agreement is terminated by Target prior to the Offer Closing, following the occurrence of either (A) all the Offer Conditions having been satisfied or waived by Parent as of the Expiration Time and Parent and Merger Sub failed to consummate the Offer within two Business Days thereafter or (B) all the conditions to the Merger having been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and Parent and Merger Sub failing to consummate the Merger within three Business Days following the date the Closing should have occurred.

Liquidated Damages

The Merger Agreement provides that the termination fees described above under the heading “Termination Fee” are Parent’s, Merger Sub’s and Target’s sole and exclusive remedy for damages under the Merger Agreement upon a termination of the Merger Agreement, except as described under the heading “Effect of Termination” and the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Target or any of their respective Affiliates in connection with the Merger Agreement and the transactions contemplated thereby (and the termination thereof or any matter forming the basis for such termination), and neither Parent, Target nor any of their respective Affiliates shall be entitled to bring or maintain any other legal action against the Parent or Target or any of their respective Affiliates, as applicable, arising out of the Merger Agreement, any of the transactions contemplated thereby or any matters forming the basis for such termination (other than any legal action for the collection of any unpaid termination fee).

Specific Performance

The Merger Agreement provides that in lieu of receiving any applicable termination fee, or otherwise seeking monetary damages, the parties may seek equitable relief, including the remedies of specific performance and injunction, with respect to any actual or attempted breach of the Merger Agreement occurring before Closing or with respect to the breach of any covenant or agreement to be performed after Closing.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements themselves, which Merger Sub has filed a form thereof as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 9 — “Certain Information Concerning Merger Sub and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into the Tender and Support Agreements with the Supporting Stockholders. Excluding options to purchase shares of Target Common Stock that are exercisable within sixty days of November 4, 2014, the Supporting Stockholders beneficially owned, in the aggregate, 515,414 shares of Target Common Stock (which for the purposes hereunder excludes any shares of Target Common Stock issuable upon exercise of stock options) (or 4.14% of all outstanding shares of Target Common Stock) as of November 4, 2014.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed following the commencement of the Offer, and in any event no later than the first Business Day following the expiration of the Go-Shop Period, to validly tender (and not withdraw) its shares of Target Common Stock pursuant to and in accordance with the terms of the Offer (including any shares of Target Common Stock acquired after the execution of its respective Tender and Support Agreement) and not to tender their shares of Target Common Stock into any exchange or tender offer commenced by a Person other than Parent, Merger Sub or any other Subsidiary of Parent. Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with its terms after a Supporting Stockholder has tendered any shares of Target Common Stock in the Offer, such Supporting Stockholder may withdraw any such shares of Target Common Stock pursuant to and in accordance with the terms and conditions of the Offer.

The Tender and Support Agreements further provide that from the date of their execution until they expire, the Supporting Stockholders shall not transfer or cause or permit any transfer of any of the Target Securities other than to Merger Sub (or Parent on Merger Sub’s behalf) pursuant to the Offer or the Merger and that the Supporting Stockholders shall not (i) deposit, or permit the deposit of, any shares of Target Common Stock in a voting trust, (ii) grant any proxy in respect of the shares of Target Common Stock held by the Supporting Stockholders, except for any revocable proxy granted by the Supporting Stockholders to the Target or the Target Board in connection with the election of directors or other routine matters, in each case voted on at the annual meeting of the Target, or (iii) enter into any voting or similar contract in contravention of the obligations of the Supporting Stockholders under the Tender and Support Agreements.

After the Go-Shop Period End Date, each Supporting Stockholder has agreed to not directly or indirectly, and not authorize or permit its Representatives to directly or indirectly (a) solicit, initiate, encourage, induce or facilitate the submission or announcement of any Takeover Proposal, (b) furnish any information regarding the Target or any of its Subsidiaries to any Person in connection with or in response to a Takeover Proposal or an inquiry or indication of interest that could lead to a Takeover Proposal, (c) engage in discussions or negotiations with any Person with respect to any Takeover Proposal or any inquiry or indication of interest that could lead to a Takeover Proposal, (d) approve, endorse or recommend any Takeover Proposal, (e) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Takeover Proposal or (f) agree to do any of the foregoing.

Each Supporting Stockholder also irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of shares of Target Common Stock, any rights (including, without limitation, under Section 262 of the DGCL or similar rights) to demand appraisal of any shares of Target Common Stock that may arise with respect to the Merger that such Supporting Stockholder may have by virtue of, or with respect to, any shares of Target Common Stock owned by such Supporting Stockholder.

In furtherance of the Supporting Stockholders’ covenants under the Tender and Support Agreements, each Stockholder has agreed to use commercially reasonable efforts to take all action reasonably necessary to fulfill such Supporting Stockholder’s obligations under the Tender and Support Agreements. In addition, the Supporting Stockholders have agreed not to issue any press release or make any other public statement in their capacities as stockholders of the Target with respect to the Tender and Support Agreements, the transactions contemplated thereby, the Merger Agreement, the Offer, the Merger or the other Transactions without the prior written consent of Parent or Merger Sub, except as may be required by applicable legal requirements or court process; provided, however, that nothing therein restricts the Supporting Stockholders from consulting with their legal or financial advisors in connection with the Tender and Support Agreements, the Merger Agreement or the transactions contemplated thereby. If a Supporting Stockholder acquires Beneficial Ownership of any shares of Target Common Stock after the date of the Tender and Support Agreements, unless such agreements shall have been terminated in accordance with their terms, the Supporting Stockholders have agreed to deliver promptly to Parent written notice of such acquisition of shares of Target Common Stock which notice shall state the number of shares of Target Common Stock so acquired.

The Tender and Support Agreements shall terminate and shall have no further force or effect on the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

14. Dividends and Distributions.

As discussed in Section 13 — “Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Target, without the prior consent of Parent, will not declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock.

15. Conditions of the Offer

The following is a summary of the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 9 — “Certain Information Concerning Merger Sub and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

This summary of the conditions to the Offer has been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about the Target, Merger Sub or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Target, Merger Sub or Parent (or any of their respective subsidiaries or affiliates).

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, Parent and Merger Sub are not required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any shares of Target Common Stock validly tendered and not validly withdrawn, if (unless waived in writing by Parent (other than the Minimum Condition)):

(a)	there shall not have been validly tendered that number of shares of Target Common Stock (excluding shares of Target Common Stock tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that, when added to the shares of Target Common Stock then owned by Merger Sub, would represent a majority of the shares of Target Common Stock outstanding as of the Expiration Time (such condition, the “Minimum Condition”);

(b)	any of the following events shall exist:

(i) there shall be any Law or Order enacted, enforced, amended, or issued that is in effect and deemed applicable to the Offer, by any Governmental Entity, or any Governmental Entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (provided, however, that Parent and Merger Sub shall not be permitted to invoke this clause (i) unless they shall have taken all actions required under the Merger Agreement to have any such Order or other action lifted);

(ii) the Target and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

(iii) (A) any of the representations and warranties in the Merger Agreement of the Target relating to due organization; good standing; corporate power; delivery and compliance with charter documents; capital structure; validity of the Merger Agreement; non-contravention of charter documents, laws and contracts; governmental consents; board approval; stockholder approval; takeover statutes or absence of certain changes or events shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties in the Merger Agreement of the Target relating to brokers’ and finders fees’, the fairness opinion, or Rule 14d-10 matters shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (C) any other representations and warranties of the Target set forth in the Merger Agreement (other than those referenced above)

shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Target Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (b)(iii)(C), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to result in, individually or in the aggregate, a Target Material Adverse Effect;

(iv) the Target shall have failed to perform or comply in all material respects any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Time;

(v) since the date of the Merger Agreement, there shall have been a Target Material Adverse Effect that shall be continuing as of the Expiration Time;

(vi) there shall be pending any Legal Action initiated by any Governmental Entity (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer, the acceptance for payment by Merger Sub of the shares of Target Common Stock tendered pursuant to the Offer or the consummation of the Merger, (ii) seeking to restrain or prohibit Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of Target and its Subsidiaries, (iii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of the shares of Target Common Stock or any shares of common stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the Target’s stockholders; or

(vii) Merger Sub shall have failed to receive a certificate of the Target, executed by the chief executive officer or the chief financial officer of the Target, dated as of the Expiration Time, to the effect that the conditions set forth in paragraphs (b)(iii) and (b)(iv) above have been duly satisfied.

The foregoing conditions (the “Offer Conditions”) are in addition to the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by the Target with the SEC and other publicly available information concerning the Target and information supplied by the Target, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Target and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of the Target’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and

Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Because the “size of transaction” contemplated by the Merger Agreement is less than $75.9 million, the Merger is not subject to the pre-merger notification requirements of the HSR Act.

The FTC and Antitrust Division have authority to review and challenge all transactions under the antitrust laws, even those that are not reportable under the HSR Act. Thus, at any time before or after Parent’s acquisition of the Target, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Merger and related transactions, or seeking the divestiture of Shares acquired by Parent or the divestiture of assets of Parent or the Target or any of their respective subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Merger and related transactions on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Litigation

On November 6, 2014, plaintiff George P. Assad, Jr. filed a class action lawsuit in the Court of Chancery of the State of Delaware against Target, Merger Sub, Parent, and members of the Target Board in connection with the proposed Merger. The lawsuit generally alleges that members of the Target Board breached their fiduciary duties to Target’s stockholders by entering into the Merger Agreement because they, among other things, failed to maximize stockholder value and agreed to preclusive deal-protection terms. The lawsuit also alleges that Parent and Target aided and abetted the Target Board in breaching its fiduciary duties. The plaintiff seeks to stop or delay Parent’s acquisition of Target, or rescission of the Merger in the event it is consummated, and seeks monetary damages in an unspecified amount to be determined at trial. Parent believes the allegations in this lawsuit are without merit and Parent intends to defend against them vigorously.

Delaware Law

As a Delaware corporation, the Target is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares);

or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Target Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Target, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official, the Target or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

We are not aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to Target a written demand for appraisal of Shares held, which demand must reasonably inform Target of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17. Fees and Expenses

We have retained Alliance Advisors LLC to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under U.S. federal securities laws.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by the Target pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Target Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and the Target may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such information is also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

Wolf Merger Sub Corporation

November 19, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Timothy Healy, Chairman and Chief Executive Officer*	Timothy Healy has served as Parent’s Chairman and Chief Executive Officer since June 2003 and co-founded Parent in 2001. During 2001, Mr. Healy worked in the Energy Technology Laboratory for Northern Power Systems, Inc., a company that designs, manufactures, sells and services wind turbines into the global marketplace. Mr. Healy has also held positions with Merrill Lynch, International Fuel Cells (now UTC Power), and Commonwealth Capital Ventures.	United States

David Brewster, President*	David Brewster has served as a director and as Parent’s President since June 2003 and served as Parent’s Chief Operating Officer from June 2003 to January 2008. Mr. Brewster co-founded Parent in 2001.	United States

Neil Moses, Chief Operating Officer, Chief Financial Officer and Treasurer	Neil Moses has served as Parent’s Chief Financial Officer since April 2013 and as Parent’s Treasurer since August 2013. From June 2012 until March 2013, Mr. Moses served as the Chief Global Strategy Officer of Dunkin’ Brands Group, Inc., a franchisor of quick service restaurants. From November 2010 until June 2012, Mr. Moses served as the Chief Financial Officer of Dunkin’ Brands Group, Inc. From 2003 until November 2010, Mr. Moses served as the Chief Financial Officer and Executive Vice President of Parametric Technology Corporation, a software company.	United States

Gregg Dixon, Senior Vice President of Marketing and Sales	Gregg Dixon has served as Parent’s Senior Vice President of Marketing and Sales since February 2011 and served as Parent’s Senior Vice President of Marketing from July 2009 to February 2011.	United States

Matthew Cushing, Vice President and General Counsel	Matthew Cushing has served as Parent’s Vice President and General Counsel since June 2013. Prior to that, Mr. Cushing served as the Senior Vice President and General Counsel of Acme Packet, Inc., a provider of session delivery network solutions, from August 2012 until May 2013 when it was acquired by Oracle Corporation. From January 2003 to August 2012, Mr. Cushing was a Partner at the law firm of Bingham McCutchen LLP.	United States

James Baum*	James Baum has served as a director since April 2013. From September 2011 to December 2012, Mr. Baum served as Chief Executive Officer of Symbotic, LLC, a provider of warehouse automation systems. From October 2010 to August 2011, Mr. Baum served as President and Chief Executive of Netezza Corporation, or Netezza, a provider of data warehouse, analytic and monitoring appliances that was acquired by International Business Machines Corp., or IBM, in November 2010. From February 2009 to October 2010, Mr. Baum served as Chief Executive Officer of Netezza and, prior to that, served as the President and Chief Operating Officer of Netezza from June 2006 until January 2009.	United States

Arthur Coviello*	Arthur Coviello has served as a director since June 2008. Since February 2011, Mr. Coviello has served as Executive Chairman of RSA, the Security Division of EMC Corporation and a provider of security, risk and compliance solutions. From September 2006, when EMC Corporation acquired RSA Security Inc., through January 2011, Mr. Coviello served as Executive Vice President and President of RSA.	United States

Richard Dieter*	Richard Dieter has served as a director since April 2007. From August 2002 through December 2013, Mr. Dieter worked as both a principal and a consultant assisting Arthur Andersen LLP in the wind-down of its legacy public accounting business.	United States

TJ Glauthier*	TJ Glauthier has served as a director since April 2007 and served on Parent’s Strategic Advisory Board from May 2005 until April 2007. Mr. Glauthier has served as President of TJG Energy Associates, LLC, a California-based energy consulting firm, since January 2005. Mr. Glauthier also served on the board of directors of Union Drilling, Inc., a provider of contract land drilling services and equipment to oil and gas companies in the United States, from April 2006 to November 2012 when it was acquired by Sidewinder Drilling, Inc.	United States

Peter Gyenes*	Peter Gyenes has served as a director since April 2013. Mr. Gyenes has served as the Lead Independent Director of Sophos Plc, a global security software company, since September 2012 and served as the Non-Executive Chairman of Sophos from May 2006 until September 2012. Mr. Gyenes also serves on the boards of Vistaprint N.V., a provider of coordinated portfolios of customized marketing products and services; Pegasystems Inc., a provider of business process management software and services; Intralinks Holdings, Inc., a provider of shared document and information exchanges; and RealPage, Inc., a provider of property management software solutions for the multifamily industry. Mr. Gyenes previously served on the boards of Netezza Corporation, a provider of data warehouse appliances from February 2008 to November 2010 when it was acquired by IBM; and Lawson Software, Inc., a provider of software and service solutions in the manufacturing, distribution, maintenance and service sector industries, from May 2006 to July 2011 when it was acquired by GGC Software Holdings, Inc. He is a trustee emeritus of the Massachusetts Technology Leadership Council.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of our directors and executive officers is One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
David Brewster, President*	See response for Parent	United States
Matthew Cushing, Vice President and Secretary	See response for Parent	United States
Neil Moses*	See response for Parent	United States
Timothy Healy*	See response for Parent	United States

If you are a record holder, facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

If delivering by overnight mail:	If delivering by regular mail:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, Massachusetts 02021

Notices of Guaranteed Delivery by eligible institutions and withdrawal notices can be sent to the Depositary via facsimile at the number below:

Via facsimile: (617) 360-6810

To confirm receipt: 781-575-2332

Call this number ONLY if your are confirming receipt of facsimile transmission.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

reorg@allianceadvisorsllc.com

Toll Free: 855-976-3328